[LETTERHEAD OF K&L GATES LLP]

February 11, 2009

Via EDGAR and Overnight Delivery

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, D.C. 20549

Re:	NIVS IntelliMedia Technology Group, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed March 5, 2008 and
Forms 10-Q for the periods ended March 30, 2008, June 30, 2008, and September 30, 2008
Filed May 7, 2008, August 19, 2008, December 4, 2008, respectively
File No. 0-52933

Dear Mr. Spirgel:

On behalf of NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 (the “June 30, 2008 Amendment”) on Form 10-Q/A to the Quarterly Report on Form 10-Q for the period ended June 30, 2008 that was originally filed on August 19, 2008 (the “June 30, 2008 Form 10-Q”) and Amendment No. 1 (the “September 30, 2008 Amendment”) on Form 10-Q/A to the Quarterly Report on Form 10-Q for the period ended September 30, 2008 that was originally filed on December 4, 2008 (the “September 30, 2008 Form 10-Q”). The June 30, 2008 Amendment and the September 30, 2008 Amendment are being filed, in accordance with the Company’s responses to previous comments received from the Commission regarding the above-referenced filings, to conform the Company’s previous filings, as applicable, with the amendments to the Company’s Registration Statement on Form S-1 currently on file with the Securities and Exchange Commission.

Concurrent with the overnight delivery of this letter, we have provided clean versions of the June 30, 2008 Amendment and the September 30, 2008 Amendment and redlines showing the changes made in the June 30, 2008 Amendment and the September 30, 2008 Amendment as compared to the June 30, 2008 Form 10-Q and the September 30, 2008 Form 10-Q, respectively.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Tianfu Li, NIVS IntelliMedia Technology Group, Inc.
Joe Cascarano, United States Securities and Exchange Commission